Exhibit 4.4

Amendment to 2007 Equity Incentive Plan and 2007 Stock and Award Plan

(e)    transfer of Options.

(i)           No Incentive Option granted under this Plan shall be assignable or transferable by the grantee except by will or by the laws of descent and distribution, and during the lifetime of the grantee, each ISO shall be exercisable only by him, his guardian or legal representative.

(ii)          Except for Incentive Options, all Options are transferable subject to compliance with applicable securities laws. Provided, however, if the Company’s Stock is registered under Section 12 of the Exchange Act, the Stock shall not be sold, assigned or transferred by the grantee until at least six months elapse from the date of the grant thereof